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                                                                    EXHIBIT 4.12
                        CLEAR COMMUNICATIONS GROUP, INC.

                      TRANCHE A NOTES DUE OCTOBER 31, 2005

No. SN - 1                                                      November 1, 1999
$13,000,000

         FOR VALUE RECEIVED, the undersigned CLEAR COMMUNICATIONS GROUP, INC. (the "Company") hereby promises to pay to AMERICAN CAPITAL STRATEGIES, LTD., or registered assigns (the "Holder"), the principal sum of THIRTEEN MILLION DOLLARS ($13,000,000), with interest thereon, on the terms and conditions set forth in the Purchase Agreement (as defined herein).

         Payments of principal of, interest on and any premium with respect to this Note are to be made in lawful money of the United States of America by check mailed and addressed to the registered Holder hereof at the address shown in the register maintained by the Company for such purpose, or, at the option of the Holder, in such manner and at such other place in the United States of America as the Holder hereof shall have designated to the Company in writing.

         Notwithstanding any provision to the contrary in this Note, the Purchase Agreement or any other agreement, the Company shall not be required to pay, and the Holder shall not be permitted to contract for, take, reserve, charge or receive, any compensation which constitutes interest under applicable law in excess of the maximum amount of interest permitted by law.

         This Note is one of a series of Tranche A Notes Due October 31, 2005 (herein called the "Tranche A Notes") issued pursuant to the Note and Equity Purchase Agreement, dated as of November 1, 1999 (as from time to time amended, the "Purchase Agreement"), between the Company and American Capital Strategies, Ltd., a corporation organized and existing under the laws of the State of Delaware, and the Holder is entitled to the benefits thereof. All terms used herein has the meanings ascribed to them in the Purchase Agreement. Each Holder of this Note will be deemed, by its acceptance hereof, to have agreed to the provisions and to have made the representations and warranties set forth in
Article 6 of the Purchase Agreement.

         The Notes are issuable as registered notes. This Note is transferable only by surrender hereof at the principal office of the Company in Atlanta, Georgia duly endorsed or accompanied by a written instrument of transfer duly executed by the registered Holder of this Note.

         This Note is also subject to optional prepayment, in whole or in part at the times and on the terms specified in the Purchase Agreement, but not otherwise.

         If an Event of Default as defined in the Purchase Agreement occurs and is continuing, the unpaid principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable premium) and with the effect provided in the Purchase Agreement.
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         Payments of principal, interest on and any premium with respect to this
Note are secured pursuant to the terms of the Security Documents.

         This Note and the rights and obligations of the parties hereto shall be deemed to be contracts under the laws of the State of Maryland and for all purposes shall be governed by and construed and enforced in accordance with the laws of said State, except for its rules relating to the conflict of laws.

                                 CLEAR COMMUNICATIONS GROUP, INC.


                                 --------------------------------------------
                                 Name:     Stephen F. Johnston, Sr.
                                 Title:    Chief Executive Officer